Eighth Avenue Place | Suite 2700, 525 - 8 Ave SW | Calgary, Alberta T2P 1G1

Hammerhead Energy Inc. Announces Plans to Redeem Public Warrants

CALGARY, ALBERTA - August 16, 2023 -  Hammerhead Energy Inc. ("Hammerhead" or the "Company") (NASDAQ: HHRS, HHRSW; TSX: HHRS, HHRS.WT) today announced that it will redeem for cash all of its outstanding public warrants to purchase its Class A Common Shares ("Common Shares"), originally issued as part of the units sold in Decarbonization Plus Acquisition Corporation IV's ("DCRD") initial public offering (the "Public Warrants") and originally issued pursuant to the Warrant Agreement, dated August 10, 2021 (the "Warrant Agreement"), by and between DCRD and Continental Stock Transfer & Trust Company, as warrant agent, and assumed by the Company pursuant to an amended and restated warrant agreement, dated February 22, 2023 (the "A&R Warrant Agreement"), by and among the Company, Computershare Inc. and Computershare Trust Company, N.A., as warrant agent (the "Warrant Agent"), for a redemption price of US$0.10 per Public Warrant (the "Redemption Price").

Under the terms of the Warrant Agreement, the Company is entitled to redeem all of its outstanding Public Warrants for cash if the last sales price of the Common Shares reported equals or exceeds US$10.00 per share on the trading day prior to the date of the notice of redemption (the "Notice of Redemption"). This share price performance requirement was satisfied as of August 15, 2023.

At the Company's request, the Warrant Agent has delivered the Notice of Redemption to each of the registered holders of the Public Warrants on behalf of the Company.

The Public Warrants may be exercised by the registered holders thereof until 5 p.m. New York City time on September 15, 2023 (the "Redemption Date") to purchase Common Shares underlying such warrants, (i) in cash, at the exercise price of US$11.50 per share or (ii) on a "cashless basis" in which the exercising holder will receive a number of Common Shares to be determined in accordance with the terms of the A&R Warrant Agreement and based on the Redemption Date and the average last reported sale price (the "Fair Market Value") of the Common Shares during the 10 trading days immediately following the date on which the Notice of Redemption is sent to holders of Public Warrants. The Company will inform holders of the Fair Market Value no later than one business day after such 10‐trading day period ends. In no event will the number of Common Shares issued in connection with an exercise on a cashless basis exceed 0.361 Common Shares per Public Warrant. If any holder of Public Warrants would, after taking into account all of such holder's Public Warrants exercised at one time, be entitled to receive a fractional interest in a Common Share, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares. Holders of Public Warrants must follow the instructions provided in the Notice of Redemption in order to validly exercise their Public Warrants.

Public Warrants that remain unexercised following 5 p.m. New York City time on September 15, 2023 will be void and no longer exercisable, and the registered holders of such unexercised Public Warrants will only be entitled to receive the Redemption Price per Public Warrant. Additionally, at 5 p.m. New York City time on the Redemption Date, the Public Warrants will cease trading on the NASDAQ Stock Market and the Toronto Stock Exchange.

The Common Shares underlying the Public Warrants have been registered by the Company under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form F-1 with, and declared effective by, the Securities and Exchange Commission (the "SEC") (Registration No. 333-270624).

Eighth Avenue Place | Suite 2700, 525 - 8 Ave SW | Calgary, Alberta T2P 1G1

Questions concerning redemption and exercise of such Public Warrants can be directed to Computershare, Inc., Attn: Corporate Actions, 150 Royall Street, Canton, MA 02021, or by telephone: 1-800-736-3001.

For a copy of the Notice of Redemption, please visit our investor relations website at ir.hhres.com. A copy of the Notice of Redemption has also been filed on the Company's EDGAR profile with the SEC at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company's securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

About Hammerhead Energy

Hammerhead is a Calgary, Canada-based energy company, with assets and operations in Alberta targeting the Montney formation. Hammerhead Resources Inc., the predecessor entity to Hammerhead Resources ULC, a wholly owned subsidiary of Hammerhead, was formed in 2009.

Forward-Looking Statements

This press release includes certain statements that may constitute "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intends," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the Company's ability to complete the redemption on anticipated terms and timelines or at all. These forward-looking statements speak only as of the date of this press release and are based on information available as of the date of this press release and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company's views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, the Company's actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include the risks and uncertainties indicated from time to time in the Company's filings with the Alberta Securities Commission and the SEC, including those under "Risk Factors" therein.

Eighth Avenue Place | Suite 2700, 525 - 8 Ave SW | Calgary, Alberta T2P 1G1

Contacts

For further information, please contact:

Scott Sobie

President and CEO

Hammerhead Energy Inc.

403-930-0560

Mike Kohut

Senior Vice President and CFO

Hammerhead Energy Inc.

403-930-0560

Kurt Molnar

Vice President Capital Markets & Corporate Planning

Hammerhead Energy Inc.

403-930-0560